

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 11, 2016

Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re:** **Medical Transcription Billing, Corp.**
> **Registration Statement on Form S-3**
> **Filed March 24, 2016**
> **File No. 333-210391**

Dear Mr. Haq:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you are registering this offering in reliance on General Instruction I.B.6 to Form S-3. If so, please provide the disclosure required by Instruction 7 to General Instruction I.B.6 to Form S-3. If not, please tell us which instruction to Form S-3 you are relying on to register this offering.

Facing Page

Calculation of Registration Fee

2. Please revise to indicate that the total proposed maximum aggregate offering price is $20 million. Also revise the cover page to indicate the maximum offering size. See Item 501(b)(2) of Regulation S-K.

Part II Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 23.3

3.   It appears that the consent of Grant Thornton (Canada) LLP should refer to the Form 8-K filed on September 24, 2015. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: David S. Song, Esq.
       Mazzeo Song P.C.